UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 4)
                             HOMEOWNERS GROUP, INC.
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                                (Name of Issuer)


                          Common Stock, $0.01 Par Value
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                         (Title of Class of Securities)


                                    43739N107
                                 ---------------
                                 (CUSIP Number)

                            Howard L. Wolk, President
                                NAPAQ Corporation
                           4040 Mystic Valley Parkway
                                Boston, MA 02155

                                -with copies to-

                              Robert M. Rosen, Esq.
                             Lane Altman & Owens LLP
                               101 Federal Street
                          Boston, Massachusetts, 02110
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                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                November 6, 1996
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement. [ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13-d(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                                  SCHEDULE 13D

CUSIP No.       43739N107                         Page    2    of     6    Pages
           -------------------                         -------     -------

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1   Name of Reporting Person

    S.S. or I.R.S. Identification No. of Above Person          NAPAQ Corporation
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2   Check the Appropriate Box if a Member of a Group*                  (a) [ ]
                                                                       (b) [X]
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3   SEC Use Only
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4   Source of Funds*       WC
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5   Check Box if Disclosure of Legal Proceeding is Required Pursuant to Items
    2(d) or 2(e)                                                           [ ]
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6   Citizenship or Place of Organization    Nevada
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  Number of          7     Sole Voting Power         126,000
  Shares             ___________________________________________________________
  Beneficially       8     Shared Voting Power       -0-
  Owned by           ___________________________________________________________
  Each               9     Sole Dispositive Power    126,000
  Reporting          ___________________________________________________________
  Person With        10    Shared Dispositive Power  -0-

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11  Aggregate Amount Beneficially Owned by Each Reporting Person       126,000
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12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* [ ]
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13  Percent of Class Represented by Amount in Row (11)        2.266%
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14  Type of Reporting Person*       PN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.





                                  SCHEDULE 13D

CUSIP No.       43739N107                         Page    3    of     6    Pages
           -------------------                         -------     -------

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1   Name of Reporting Person
    S.S. or I.R.S. Identification No.of Above Person

      Cross Country Motor Club, Inc.
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2   Check the Appropriate Box if a Member of a Group*                   (a) [ ]
                                                                        (b) [X]
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3   SEC Use Only
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4   Source of Funds*       WC
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5   Check Box if Disclosure of Legal Proceeding is Required Pursuant to Items
    2(d) or 2(e)                                                            [ ]
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6   Citizenship or Place of Organization    Massachusetts
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  Number of          7     Sole Voting Power         362,500
  Shares             ___________________________________________________________
  Beneficially       8     Shared Voting Power       -0-
  Owned by           ___________________________________________________________
  Each               9     Sole Dispositive Power    362,500
  Reporting          ___________________________________________________________
  Person With        10    Shared Dispositive Power  -0-

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11  Aggregate Amount Beneficially Owned by Each Reporting Person       362,000
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12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*  [ ]
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13  Percent of Class Represented by Amount in Row (11)        6.522%
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14  Type of Reporting Person*       CO
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.




                                  SCHEDULE 13D

CUSIP No.       43739N107                         Page    4    of     6    Pages
           -------------------                         -------     -------

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1   Name of Reporting Person

    S.S. or I.R.S. Identification No. of Above Person          Jeffrey C. Wolk
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2   Check the Appropriate Box if a Member of a Group*                   (a) [ ]
                                                                        (b) [X]
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3   SEC Use Only
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4   Source of Funds*       PF
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5   Check Box if Disclosure of Legal Proceeding is Required Pursuant to Items
    2(d) or 2(e)                                                            [ ]
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6   Citizenship or Place of Organization             United States
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  Number of          7     Sole Voting Power         3,000
  Shares             ___________________________________________________________
  Beneficially       8     Shared Voting Power       -0-
  Owned by           ___________________________________________________________
  Each               9     Sole Dispositive Power    3,000
  Reporting          ___________________________________________________________
  Person With        10  Shared Dispositive Power    -0-

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11  Aggregate Amount Beneficially Owned by Each Reporting Person       3,000
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12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*  [ ]
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13  Percent of Class Represented by Amount in Row (11)        .054%
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14  Type of Reporting Person*       IN

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.




CUSIP NO.    43739N107                                   Page    5    of    6
         ---------------                                      -------    -------


THIS AMENDMENT NO. 4 RELATES TO THE SCHEDULE 13D ORIGINALLY FILED ON BEHALF OF THE REPORTING PERSONS WITH THE COMMISSION ON APRIL 4, 1996. THE TEXT OF ITEM 4 OF SAID SCHEDULE 13D IS HEREBY AMENDED BY THE FOLLOWING:

ITEM 4.  PURPOSE OF THE TRANSACTION

     On November 6, 1996, the Issuer and The Cross Country Group, Inc. ("CCG"), an affiliate of the Reporting Persons, entered into an amendment to the Agreement and Plan of Merger dated May 14, 1996 (the "Merger Amendment") which
(i) reduced the price at which CCG will purchase all of the Issuer's outstanding common stock from $2.35 to $2.06 in cash, and (ii) extended the deadline for the closing date to no later than March 1, 1997.

     As part of the Merger Amendment, the Issuer has amended its Rights Plan (the "Rights Plan Amendment") to permit CCG and/or any of its affiliates to purchase an unlimited number of shares in privately negotiated transactions. The Rights Plan Amendment becomes effective November 13, 1996.

     Contemporaneously with execution of the Merger Amendment, The Cross Country Group, L.L.C. (the "LLC"), another affiliate of the Reporting Persons, purchased for $2.75 million, the $5.2 million judgment obtained by Acceleration National Insurance Company against Homeowners Marketing Services, Inc.("HMS"), a wholly-owned subsidiary of the Issuer. The LLC has entered into an Agreement for Satisfaction of Judgment (the "Satisfaction Agreement") with HMS pursuant to which, the LLC has agreed not to take action to collect on the judgment until January 31, 1997. If the Merger is consummated on or before January 31, 1997, the LLC has agreed to accept approximately $2.75 million in complete satisfaction of the entire outstanding amount of the judgment which is approximately $4.2 million. If the Merger is not consummated by January 31, 1997, the LLC is entitled to seek enforcement of the entire outstanding amount of the judgment.




CUSIP NO.    43739N107                                   Page    6    of    6
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After  reasonable  inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement may be executed in any number of counterparts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.

                                            NAPAQ Corporation

                                        By: /s/ Howard L. Wolk
                                            ----------------------------------
                                                Howard L. Wolk , President



                                            Cross Country Motor Club, Inc.

                                        By: /s/ Howard L. Wolk
                                            ----------------------------------
                                                Howard L. Wolk, Vice President


                                            /s/ Jeffrey C. Wolk
                                            ----------------------------------
                                                Jeffrey C. Wolk



Dated as of:  November 12, 1996